         As Filed with the Securities and Exchange Commission on August 30, 1999

                                   FORM 10-SB


                 GENERAL FORM FOR  REGISTRATION OF SECURITIES
                 OF  SMALL  BUSINESS  ISSUERS  UNDER  SECTION
                 12(b) OR 12(g)  OF THE  SECURITIES  EXCHANGE
                 ACT OF 1934

                              Global Network, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


           Nevada                                        88-0367123
   ------------------------                 ---------------------------------
   (State of Incorporation)                 (IRS Employer Identification No.)

   575 Madison Ave., 10th Floor, New York, New York         10022
   -----------------------------------------------------------------
   (Address of Principal Executive Offices)               (Zip Code)


                                 (212) 605-0431
                           ---------------------------
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:    None
                                                            --------------


Securities to be registered under Section 12(g) of the Act:  Common Stock
                                                            --------------
                                                           (Title of Class)

                              Global Network, Inc.
                                   Form 10-SB

                                     PART I

                    NOTE REGARDING FORWARD LOOKING STATEMENTS


         Some of the statements in this Registration Statement are forward-looking statements within the meaning of the federal securities laws. Generally forward-looking statements can be identified by the use of terms like "believe," "may," "will," "expect," "anticipate," "plan," "hope" and similar words, although this is not a complete list and some forward-looking statements may be expressed differently. Discussions relating to our plan of operation, the Year 2000 problem, our business strategy, our competition, and the future of the Internet, among others, contain such statements. Actual results may differ materially from those contained in our forward-looking statements for a variety of reasons including those expressly set forth under "Risk Factors" or as otherwise detailed from time to time in our filings with the SEC.

ITEM 1 - DESCRIPTION OF BUSINESS

         Throughout this Registration Statement, when we refer to "GNI," "Global Network" or "the Company," or when we speak of ourselves generally, we are referring collectively to Global Network, Inc. and its subsidiary unless the context indicates otherwise or as otherwise noted.

THE COMPANY

         Global Network, Inc. was incorporated in the State of New York on April 20, 1999. On August 5, 1999 GNI was acquired by Bargain Brokers, Inc., which subsequently changed its name to Global Network, Inc. Bargain Brokers was incorporated in Nevada in August 1996 to act as a wholesale liquidator of closeouts, factory overruns, seconds and insurance salvage goods. Bargain Brokers did not break out of the development stage, however, and was an inactive business when it acquired Global Network, Inc. The original Global Network, Inc. (the New York corporation) is now a wholly owned subsidiary of the new Global Network, Inc. (the Nevada corporation).

         Our address is 575 Madison Avenue, New York, New York 10022. Our telephone number is (212) 605- 0431. Our Internet address is http://www.dgonn.com.

OUR BUSINESS

         Our goal is to develop an advertising network of online local newspaper web sites for the purpose of purchasing unused page views on these sites and reselling to national advertisers.

         Newspaper advertising has traditionally been limited primarily to local advertisers. National advertisers have focused on national publications and network television because of perceived limitations relating to the local nature of the newspaper market. Increasingly, however, local newspapers are offering content on the Internet, which we feel creates a significant potential market for national advertisers.

         We intend to capitalize on this market potential by purchasing unused page views from these newspaper web sites, packaging them and reselling them to national advertisers. In doing so, we offer these advertisers an opportunity to advertise online in multiple markets through one source - GNI, and we offer newspapers, who are often ill-equipped to present their value to national advertisers, exposure to and significantly increased ad revenues from, national advertisers. Furthermore, by serving as a single source provider of online newspaper advertising, we



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

expect to be able to gather and use information on newspaper web site user demographics, reading habits and advertising effectiveness.

         We employ three full time employees, each of whom have specific responsibilities based primarily on their respective industry experience and executive contacts therein (details of such experience are provided in Part I, Item 5). Those responsibilities include:

         - James Mason, our President and CEO, will target top level executives at national advertisers, advertising agencies, and executives in the newspaper industry;

         - John Grant, one of our Executive Vice Presidents, will target contacts in the financial services and insurance industries; and

         - Arnold Behrman, one of our Executive Vice Presidents, will target contacts in the advertising agency business.

         We believe that we are one of the first businesses to offer network marketing of online newspaper web sites and we feel that this early entry gives us an opportunity to establish our name as a leading brand name in the industry and develop a large, loyal customer base.

         We have entered into an oral agreement with IMEX Exchange Inc, a designer and developer of web sites, to assist us in further developing our web site and creating proprietary software for the design, distribution, and measurement of interactive advertising.

OUR BUSINESS & MARKETING STRATEGIES

         We plan to establish and grow our business by implementing the following key strategies:

         Focus on Newspaper Web Sites

         We believe that there is a large potential market for national advertising on newspaper web sites and our primary focus will be the pursuit and development of this market. By focusing on this as our core business, we believe that we can offer the highest quality services to our customers.

         Market Online Newspaper Advertising to National Advertisers

         Our marketing will be targeted at national advertisers who have traditionally focused on national magazines and network television. We intend to craft sales proposals to demonstrate to these advertisers the power of local newspaper advertising as a potentially formidable competitor to magazines and television. Specific industries which we intend to target include automobiles, entertainment, financial, insurance, pharmaceuticals, politics and packaged goods, among others.

         Efficient Advertising and Promotion

         Because the advertising space we intend to offer is contained on local newspaper web sites which are promoted by the newspapers themselves, we feel that we have an advantage over Internet marketing companies who are often required to commit a significant percentage of their revenues to efforts to attract traffic to their web sites.

         Direct Marketing Techniques

         We intend to implement a direct marketing program by using available lists of key marketing executives' email addresses. We intend to pursue arrangements with list providers to obtain these addresses and are also beginning negotiations with facilitators who can process our direct marketing mailings in mass format.

         Capitalize on an Experienced Management Team

         We intend to capitalize on our management team's' industry contacts and relationships to attract major national advertisers. Rather than relying on inexperienced salesmen, we have made it senior management's responsibility to pursue the 20 leading interactive ad agencies and the 50 leading interactive advertisers.

         Maximize Customer Satisfaction and Renewals

         We believe that we can maximize customer satisfaction and renewals by demonstrating the effectiveness of advertising through GNI. To do so, we intend to invest in and develop systems and software to track and measure this effectiveness.

         Pursue Strategic Relationships with Select Interactive and National Advertising Agencies

         We are in negotiations with an interactive advertising agency to assist us in purchasing page views from various newspaper companies. We are also seeking to develop relationships with various national advertising agencies such as Interpublic, Saatchi & Saatchi, J. Walter Thompson, Carat, Young & Rubicam, Ogilvy & Mather, etc., with a view to obtaining access to their individual client base of national advertisers.

INDUSTRY OVERVIEW AND COMPETITION

         There are several other Internet marketing companies competing for Internet advertising dollars, some of which are well established, well funded and well managed. To date, however, it appears that these companies have not focused on our primary target - selling page views on online newspaper sites to national advertisers. While we are certain that these Internet marketing companies as well as traditional marketing and advertising firms will eventually look to take advantage of this market, we feel that our early entry into this market offers an initial competitive advantage. See "Risk Factors," below, for additional discussion of our competition.

RISK FACTORS

         An investment in GNI is highly speculative and involves a high degree of risk. In this section of the Registration Statement we highlight certain specific risk factors, each of which could adversely affect our business, operating results and financial condition. These risk factors are not a complete list of all risks factors that may affect the Company or the value of its stock.

Our Limited Operating History Makes it Difficult to Evaluate Our Business

         GNI was formed in April 1999 and its operations as of the date of this Registration Statement have been limited to developing our business model, creating our web site and pursuing certain potential strategic relationships. Accordingly, there is a limited operating history upon which to base an evaluation of our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by early stage companies like us in new and rapidly evolving markets such as online (or e) commerce. To address these risks we must:

         -        improve and maintain our web site;

         -        obtain a customer base;

         - establish strategic relationships with interactive and national advertising agencies;




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

         - implement and successfully execute our business and marketing strategy;

         -        increase awareness of the GNI brand;

         -        respond effectively to competitive developments;

         - develop software to obtain information regarding newspaper web site use and advertising effectiveness;

         -        manage growth; and

         -        attract, retain and motivate qualified personnel.

         We may not be able to successfully accomplish all of these objectives, and if we fail to do so, our business, financial condition and operating results will be harmed. See "Plan of Operation" later in this Registration Statement for more information on our limited operating history.

We are not profitable and we cannot guarantee that we will be profitable in the future

         We have not generated any revenues to date, we are not profitable and we cannot guarantee that we will be profitable in the future. See "Plan of Operation."

We are in an intensely competitive business with low barriers to entry

         Internet marketing and advertising is a relatively new business, but it is already intensely competitive. An increasing number of dedicated Internet marketing companies are competing for online advertising dollars, and we face competition from traditional marketing and advertising firms as well. We expect competition from both sources to intensify and increase in the future.

         Many of our current and potential competitors have greater name recognition, financial, technical or marketing resources, and more extensive customer bases than we do, all of which could be leveraged to gain market share to our detriment.

         The barriers to entry into our business are relatively low - i.e., it is not particularly difficult for new competitors to enter the market. Our current and future competitors may develop or offer services that have significant price, market, creative or other advantages over the services we plan to provide. If they do so and we are unable to respond satisfactorily, our business and financial condition will likely be adversely effected.

Our growth and success depends on continued growth and commercial acceptance of the Internet

         The Internet has grown rapidly in the past few years, but we cannot guarantee you that people, businesses and/or advertisers will continue to accept and use the Internet. Our projections take into account, and our success depends on, continued rapid growth and widespread acceptance of the Internet as a source of information and vehicle for commerce. If the Internet does not continue to grow generally, if it loses or does not continue to gain acceptance as a commercial medium, or if the technology behind the Internet cannot adequately support continued growth, our business will suffer or fail.



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

We may not be able to attract enough customers

         We have not yet obtained a customer base, but we must do so to become successful. We have discussed our strategy to do so above, but we cannot assure you that our strategy will be successful. The measures we implement may be ineffective at attracting and generating advertisers, our competitors may be more successful than we are in attracting advertisers, or the number of advertisers willing to pay for online marketing may not increase or may decrease, any of which would be to our detriment. If we cannot develop our customer base, we will have little, if any, financial success.

We may not be successful at building brand awareness or building strategic relationships

         As detailed in our business strategy above, our success is based in part on our ability to develop brand awareness by implementing our growth strategy and capitalizing on our early entry in the market. The GNI name and our web site currently have little or no recognition, however, and our ability to grow our business is limited if we cannot increase that recognition. We cannot guarantee that we will be successful in doing so.

         Our business strategy also contemplates successful strategic relationships with select national and interactive advertising firms. We have begun negotiations in furtherance of this goal, but we cannot guarantee that we will be successful in finalizing such relationships.

We may not be able to successfully manage our growth

         Our business strategy requires us to rapidly grow our business. We may not be able to do so, but if we do, that growth will put a strain on our financial, managerial, technical and operational resources. Growth on this scale will demand that we rapidly and successfully expand our staff and operations and will require a high level of managerial skill. We have little experience in managing this sort of expansion. If we fail to successfully do so, our business, financial condition and results will be harmed.

We may experience difficulties in developing our web site or our proprietary software

         As detailed above, we intend to further develop our web site and create proprietary software for the design, distribution, and measurement of interactive advertising. We cannot guarantee that we will have success in further developing our web site, nor that any such developments will be well received by our customers, and we cannot guarantee that we will be successful in designing new software, nor that such software will function as intended. Our business will be adversely affected if we experience difficulties in developing our web site or our proprietary software.

We may not be able to adequately protect our intellectual property rights

         We currently have little or no formal protection of our intellectual property rights. To protect our rights to our intellectual property, we will rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners and others. The protective steps we have taken and will take may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Failure to adequately protect our intellectual property could adversely affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business, results of operations and financial condition.



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

We depend on key people in management and operations

         Our success will be largely dependent on our ability to retain our existing executive officers and to attract and retain additional qualified managers, officers and other key personnel in the future. We cannot guarantee that we will be able to do so. We have not entered into written or formal employment agreements with any of these people, nor do we have key person life insurance policies on any of our key personnel. If we lose the services of any of our key personnel or are unable to attract, hire, train and retain qualified officers, managers and operating, marketing and financial personnel, our business, financial condition and results could be harmed.

We May Incur a Significant Compensation Expense Upon the Release of Certain Escrowed Shares of Common Stock

         An aggregate of 12,000,000 shares of our common stock held by certain shareholders are currently held in escrow. These "Earnout Shares" will be released to these shareholders if we meet certain future income targets and forfeited if we do not. (See the description of the Earnout Shares contained in "Description of Securities -Escrowed Shares" for further explanation). Generally accepted accounting principles require, in effect, that if the condition triggering release of the Earnout Shares is satisfied or if we otherwise agree to remove the risk of forfeiture, we will be required to record a compensation expense in the amount of the fair market value of the shares at that time for financial reporting purposes.

         Therefore, if we satisfy the conditions to release of the Earnout Shares - i.e. if we have a net income before taxes of more than $1,000,000 for any four consecutive quarters before August 2002 - or if we otherwise agree to remove the risk of forfeiture of the Earnout Shares, we will be required to take a one-time charge to earnings for that fiscal year in the amount of the fair market value of the Earnout Shares. This charge to earnings could be substantial and could have the effect of substantially increasing our loss or eliminating our net income, if any, during that year. See "Description of Securities," "Security Ownership of Certain Beneficial Owners and Management" and note 6 to the consolidated financial statements attached hereto.

System slowdowns or failures could hurt our business

         In order for our business to be successful, we must provide consistently fast and reliable access to our web site. Unfortunately, slowdowns, breakdowns or failures in our computer and communication systems, or of the Internet generally, many of which are beyond our control, could jeopardize access to our site at any time. In addition, heavy traffic on our site or on the Internet generally could severely slow access to, and the performance of, our site. Repeated system slowdowns will likely impair our ability to service and maintain our existing customers and attract new customers. Failures of or damage to our computer or communications systems could render us unable to effectively operate our business for extended periods of time.

We may not be able to adequately protect ourselves against security risks

         All Internet businesses are subject to electronic and computer security risks. We have taken steps to protect ourselves from unauthorized access to our systems and use of our site, but we cannot guarantee that these measures will be effective. If our security measures are ineffective, unauthorized parties could alter, misappropriate, or otherwise disrupt our service or information. If such unauthorized parties were able to access certain of our, or our customers', proprietary information, we would face significant unexpected costs and a risk of material loss, either of which could adversely affect our business.



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

Our business could be adversely affected by the Year 2000 problems of other parties

         We believe that we are Year 2000 compliant (see the "Year 2000 Readiness Disclosure" set forth elsewhere in this Registration Statement). Nevertheless, we cannot guarantee that our customers, potential customers, advertisers, vendors and others on whom we depend to successfully operate our business are Year 2000 compliant. If any of these parties, including a significant number of our customers, suffer disruptions or difficulties as a result of the Year 2000 problem, our business could be adversely affected in the short or long term.

Government regulation and legal uncertainties relating to the web could increase our costs of transmitting data and increase our legal and regulatory expenditures and could decrease our reader base

         Existing domestic and international laws or regulations specifically regulate communications or commerce on the web. Further, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the web. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the web. The Federal Trade Commission and governmental agencies in certain states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate our privacy practices. Any new laws or regulations relating to the web, or certain application or interpretation of existing laws could decrease the demand of our web site or otherwise materially adversely affect our business.

A large percentage of our stock is owned by relatively few people, including officers and directors

         As of the date of this Registration Statement, our officers and directors beneficially owned or controlled a total of 24,266,317 shares of our common stock, or approximately 76% of our outstanding common stock. (See "Security Ownership of Certain Beneficial Ownership and Management" and "Description of Securities" later in this Registration Statement.) If you purchase shares of our common stock, you may be subject to certain risks due to the concentrated ownership of our common stock. For example, these stockholders could, if they were to act together, affect the outcome of other stockholder votes which could, among other things, affect elections of directors, delay or prevent a change in control or other transaction that might be beneficial to you as a stockholder.

A large number of our shares are eligible for future sale

         We had 31,724,934 shares of Common Stock outstanding on August 15, 1999. Of these, approximately 4,000,000 are freely tradeable and approximately 27,734,934 shares are "restricted securities" under Rule 144 of the Securities Act of 1933. An additional 200,000 shares have been sold but remain unissued as of the date of this Registration Statement and an additional 300,000 shares underlying outstanding warrants will be restricted securities if and when they are issued. Restricted securities may be sold only if they are registered under the Securities Act or if an exemption from the registration requirements of the Securities Act is available. Rule 144 provides certain terms under which stockholders may sell restricted stock.

         Generally, under Rule 144, each person having held restricted securities for one year may, every three months, sell in ordinary brokerage transactions up to the greater of one percent (1%) of our then outstanding Common Stock or the average weekly volume of trading of our shares during the preceding four calendar weeks. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned shares of the common stock for the currently required period of two years may sell his or her restricted shares without regard to any of the limitations described above.

         Approximately 27,934,934 of the restricted securities described above may be eligible for resale under Rule 144 on or after August 2000. 300,000 shares underlying outstanding warrants will be eligible for resale from time to time following their issuance and expiration of the holding period described above.

         Sales, or even the mere prospect of sales, of restricted stock by our current or future stockholders under Rule 144 or otherwise, may have a depressive effect on the price of our stock.

The market for our stock is limited

         Our stock is traded on the Nasdaq OTC Bulletin Board under the symbol "GNNU," but as of the date of this Registration Statement there has only very limited and sporadic trading activity. We cannot guarantee that a consistently active trading market for our stock will develop at any time in the future, especially while we remain on the Bulletin Board.

Our stock - and technology and Internet stocks generally - may to be volatile

         The market for our stock is likely to continue to be highly volatile and subject to wide price fluctuations. These price variations are the result of many factors, most of which are beyond our control. Furthermore, Internet and technology related stocks generally have been subject to wide fluctuations in price and volume that often appear to be unrelated to the operating success of these companies. Such volatility can present risks for investors. Moreover, such volatility often leads to securities litigation and, although we are not aware of any pending or threatened suit or basis therefor, such suits are costly and we could be adversely affected if such a suit were brought against us.

No dividends

         We have never paid any cash or other dividends on our common stock and we expect to use foreseeable future earnings, if any, to grow the business or for other corporate purposes. We do not expect to pay cash or any other dividends on our Common Stock in the foreseeable future.


INFORMATION AVAILABLE TO STOCKHOLDERS

         Shortly after this Registration Statement becomes effective, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any of this information at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at (800) SEC-0330 if you would like further information on the public information rooms. This information is also available from the SEC's web site at http://www.sec.gov.

         In the future we intend to distribute annual reports containing audited financial statements and other information to our stockholders after the end of each fiscal year. We do not intend to regularly distribute quarterly reports to our stockholders, but we will gladly send them to you upon your written request to our Corporate Secretary.

ITEM 2 - PLAN OF OPERATION

         The following discussion should be read in conjunction with the consolidated financial statements and the notes to those statements that appear in Part III of this Registration Statement. The following discussion contains



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

forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Registration Statement, particularly in "Risk Factors."

PLAN OF OPERATIONS

         The Company intends to derive its revenues from the sale of interactive advertising on the web. Secondary revenues are expected to be generated through the development of proprietary software designed for the direction, creation, and measurement of Internet ads on the network GNI is expanding.

         The Company plans to have its suppliers and distribution channels in place during the quarter ending December 31, 1999 and to be able to accept interactive advertising on or before that date. The Company has made initial contact with, and will continue to make contacts with, major interactive clients and their advertising agencies through a series of mailings, presentations, and web site demonstrations. The Company's strategy is to solicit the major potential advertisers, including but not limited to the following industries: automobile, entertainment, package goods, financial services, political, and technology.

         The Company intends to out-source research, marketing, computer programming, and the graphic design functions to expert individuals with whom management has prior experience and in whom management has an acceptable level of confidence. Through outsourcing, management believes it can achieve maximum results while keeping overhead expenses at a minimum.

         The Company had no revenues during the period from April 26, 1999 (inception) through August 15, 1999. Selling, general and administrative expenses of $26,176 for the period April 26, 1999 (inception) through August 15, 1999 consist primarily of promotional expenditures relating to the initial solicitation of customers and other incidental start up costs.

LIQUIDITY AND CAPITAL RESOURCES

         The Company raised $200,000 through the sale of 100,000 shares of the Company's common stock and warrants to purchase 400,000 shares of common stock at a price of $2 per share through February 5, 2000. On August 10,1999 100,000 warrants were exercised, raising an additional $200,000. Although the holder of the remaining warrants is under no obligation to exercise the warrants and, accordingly, there is no guarantee that such warrants will be exercised, it is management's belief that the warrant holder will exercise an additional 150,000 warrants in each of September 1999 and October 1999, which will generate an additional $600,000.

         At August 15, 1999 the Company had working capital of $338,824, including cash of $297,000. The Company's principal cash requirements are for the continual development of the Company and solicitation of new customers.

         The Company anticipates that its working capital, together with the proceeds from the anticipated exercise of warrants and its projected cash flows from results of operations will be sufficient to satisfy the Company's cash requirements for at least twelve months. In the event the Company's plans change (due to unanticipated expenses or difficulties or otherwise), or if the working capital and projected cash flow otherwise prove insufficient to fund operations, the Company could be required to seek additional financing sooner than currently anticipated. However, there can be no assurance that additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. The Company's inability to obtain such additional financing could have a material adverse effect on the Company's long term liquidity.



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

YEAR 2000 READINESS DISCLOSURE

         The Company is in the process of implementing and executing a Year 2000 assessment with the objective of having all of its business systems including those used by outsourcing outfits functioning properly with respect to the Year 2000 issue before January 1, 2000.

         The Company has not yet developed a contingency plan to address situations that may result if it is unable to achieve Year 2000 compliance. The cost of developing implementing such a plan, if necessary could be material.

ITEM 3 - DESCRIPTION OF PROPERTY

         Our principal office, which is located at 575 Madison Avenue, New York, NY 10022, houses all of our employees and the majority of our operations including investor relations, management, sales, marketing and accounting. We lease our office space on a month to month basis and we pay rent of approximately $1,000 per month.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of August 15, 1999 by (i) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) each executive officer and director of the Company, and (iii) all executive officers and directors of the Company as a group.


Name and Address of Beneficial Owner         Number of Shares Beneficially Owned        Percentage of Class(1)
------------------------------------         -----------------------------------        ----------------------
James C. Mason (President, CEO and Director)
575 Madison Avenue
New York, New York 10022                                  12,341,155(2)                          38.7%

Arnold R. Behrman
(Executive Vice President and Director)
575 Madison Avenue
New York, New York 10022                                   5,130,593(3)                          16.1%

John F. Grant (Executive Vice President
and Director)
575 Madison Avenue
New York, New York 10022                                   6,794,569(4)                          21.3%

Donald S. Radcliffe
239 Long Hill Road
Little Falls, NJ 07424                                     2,079,970(5)                           6.5%

All executive officers and directors as a                 24,266,317(6)                            76%
group (3 persons)


(1) Based on 31,732,934 shares outstanding as of August 15, 1999. See "Part I, Item 8 - Description of Securities" for further information about the Company's outstanding Common Stock.

(2) Includes 5,340,000 Earnout Shares and 4,331,155 Penalty Shares. See "Part I, Item 8 - Description of Securities" for further explanation. Mr. Mason has the right to vote the Earnout Shares and the Penalty Shares, but does not have the right to sell or otherwise transfer them unless and until they are released from escrow.

(3) Includes 2,220,000 Earnout Shares and 1,800,593 Penalty Shares. See "Part I, Item 8 - Description of Securities" for further explanation. Mr. Behrman has the right to vote the Earnout Shares and the Penalty


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

         Shares, but does not have the right to sell or otherwise transfer them unless and until they are released from escrow.

(4) Includes 2,940,000 Earnout Shares and 2,384,569 Penalty Shares. See "Part I, Item 8 - Description of Securities" for further explanation. Mr. Grant has the right to vote the Earnout Shares and the Penalty Shares, but does not have the right to sell or otherwise transfer them unless and until they are released from escrow.

(5) Includes 900,000 Earnout Shares and 729,970 Penalty Shares. See "Part I, Item 8 - Description of Securities" for further explanation. Mr. Radcliffe has the right to vote the Earnout Shares and the Penalty Shares, but does not have the right to sell or otherwise transfer them unless and until they are released from escrow.

(6) Includes 10,500,000 Earnout Shares and 8,516,317 Penalty Shares. See "Part I, Item 8 - Description of Securities" for further explanation. The listed officers and directors have the right to vote the Earnout Shares and the Penalty Shares, but do not have the right to sell or otherwise transfer them unless and until they are released from escrow.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Following is certain information about our executive officers and directors. We have not entered into employment agreements with any of our executive officers.

James C. Mason, President, CEO and Director

         Mr. Mason, age 55, has over 30 years of senior management experience in both large corporation and entrepreneurial enterprises. Mr. Mason began his career with McGraw-Hill in 1967 and rose through the ranks until 1974 when he joined Business Week magazine as a sales executive. In 1980-82, Mr. Mason opened a consultancy business and worked in the development of small magazines. In 1983, Mr. Mason rejoined Business Week as Worldwide Director of Marketing overseeing all sales and marketing. In 1985, Mr. Mason joined the partnership which was purchasing U.S. News and World Report. He remained at U.S. News and World Report as Associate Publisher and a Partner until 1987 when he joined The New York Daily News as Executive Vice President, Sales & Marketing. In 1991, Mr. Mason ran several entrepreneurial companies and consulted to numerous investment banking and publishing institutions. Mr. Mason incorporated the Company in 1999.

John F. Grant, Executive Vice President and Director

         Mr. Grant, age 62, began his career in publishing in 1966 when he joined National Geographic as International Director, a position which he held until 1980. During his tenure, Mr. Grant launched two international operations. In 1980, Mr. Grant joined Knapp Communications as Publisher for GEO, a startup magazine. In 1985, Mr. Grant started his own real estate firm, Jacpa Equities, which he ran from 1985-1988. In 1988, Mr. Grant returned to publishing as Sales Manager for Scientific American magazine until 1990 when he became Vice President of Harper's magazine. His last venture prior to joining GNI was with Mutual Funds magazine, which he co-founded in 1994.

Arnold R. Behrman, Executive Vice President and Director

         Mr. Behrman, age 57, has spent 35 years in executive positions with major advertising agencies and publishing organizations. Starting in media in 1964, Mr. Behrman joined Compton Advertising, now a subsidiary of Saatchi & Saatchi. Mr. Behrman rose through the ranks until achieving total responsibility for all print media decisions at Compton. Mr. Behrman became a specialist in package goods and personally directed all print advertising for Proctor & Gamble, and directed print strategies over all ten of their agencies. Mr. Behrman left to join the Newspaper Association of America as Vice President. Mr. Behrman's responsibilities included the coordination of all the member newspapers. In 1998, Mr. Behrman started his own consulting firm where he remained until April 1999 when he joined Global Network as Executive Vice President.

ITEM 6 - EXECUTIVE COMPENSATION

         GNI did not pay any compensation until August, 1999. Beginning in August 1999, the Company is paying James C. Mason, President and CEO, a salary of $200,000 per year; John F. Grant, Executive Vice President, a salary of $175,000 per year; and Arnold R. Behrman, Executive Vice President, a salary of $170,000 per year.

         The members of the Company's board are reimbursed for actual expense incurred in attending board meetings. There are no other arrangements for compensation to directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except as set forth below, the Company is not aware of any transaction during the last two years, or proposed transactions, to which the Company was or is to be a party, in which any director, executive officer, 5% security holder, or member of the immediate family of any of the previously named persons had or is to have a direct or indirect material interest.

         The Company has entered into an oral consulting agreement with Donald Radcliffe, a greater than 5% shareholder. The terms of the agreement provide that Mr. Radcliffe will provide consulting services with respect to financing and general startup and operating matters. As of the date of this Registration Statement, Mr. Radcliffe had received payment from the Company of $15,000 and he may receive up to an additional $60,000.

         The Company has entered into an oral agreement with IMEX Exchange Inc., a designer and developer of web sites, to assist us in further developing our web site and creating proprietary software for the design, distribution, and measurement of interactive advertising. Dennis Stillwell, the President and CEO of IMEX Exchange Inc. holds 1,386,647 shares of the Company's common stock, 600,000 of which are "Earnout Shares" and 486,647 of which are "Penalty Shares," both as described under "Description of Securities" below.

         Donald Radcliffe, who holds more than 5% of the Company's common stock, owns a minority interest in the lessor of the Company's office space.

ITEM 8 - DESCRIPTION OF SECURITIES

Common Stock

         The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $.001 par value. As of August 15, 1999, 31,732,934 shares were outstanding and an additional 200,000 shares of Common Stock had been sold but not issued. The Company expects to issue such shares shortly.

         Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders and are not entitled to cumulate their votes in the election of directors. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

Escrowed Common Stock

         As of August 15, 1999, an aggregate of 21,732,934 of the outstanding shares of Common Stock were subject to an Escrow Agreement (collectively, the "Escrowed Shares"). The escrow term runs until August 5, 2002 (the "Escrow Term"). 12,000,000 of the Escrowed Shares are designated "Earnout Shares," which are to be released to the shareholders listed in the table below upon the Company's having a net income before taxes of not less than

$1,000,000 during any four consecutive quarters during the Escrow Term. 9,732,934 of the Escrowed Shares are designated "Penalty Shares," which are to be released to the shareholders listed in the table below as follows:

         - 25% of the Penalty Shares are to be released if Warrants (as described below) having an aggregate exercise price of $200,000 are not exercised on or before 30 days from August 5, 1999;

         - an additional 37.5% of the Penalty shares are to be released if Warrants having an aggregate exercise price of an additional $300,000 are not exercised on or before 60 days from August 5, 1999; and

         - an additional 37.5% of the Penalty shares are to be released if Warrants having an aggregate exercise price of an additional $300,000 are not exercised on or before 90 days from August 5, 1999.

         If any percentage of the Penalty Shares are released to the shareholders listed below, the same percentage of the Earnout Shares shall be simultaneously released to such shareholders.

         Earnout Shares and Penalty Shares that are not released to the shareholders listed below shall be returned to the Company for cancellation. As of August 15, 1999, Warrants having an aggregate exercise price of $200,000 had been exercised. Accordingly, 25%, or 2,433,233, of the Penalty Shares are subject to cancellation by the Company. Although it had not done so as of August 15, 1999, the Company intends to cancel such shares promptly.

         Shareholders holding Escrowed Shares have the right to vote such shares but do not have the right to sell or otherwise dispose of the Escrowed Shares.

         The Escrowed Shares have been issued in the name of, and, subject to the terms of the Escrow Agreement, shall be released to the following shareholders


         Stockholder                   Earnout Shares         Penalty Shares
         ----------------              --------------         --------------
         James C. Mason                  5,340,000               4,331,155
         John F. Grant                   2,940,000               2,384,569
         Arnold R. Behrman               2,220,000               1,800,593
         Donald Radcliffe                  900,000                 729,970
         Dennis Stillwell                  600,000                 486,647

         The foregoing description of the Escrowed Shares is qualified in its entirety by reference to the Escrow Agreement that is attached as an Exhibit to this Registration Statement.

Preferred Stock

         The Company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of Preferred Stock, $.001 par value. The Preferred Stock may be issued in one or more series, with terms and preferences to be determined by the Company's Board of Directors. No shares of Preferred Stock have been issued as of August 15, 1999.

Warrants

         As of August 15, 1999, there were warrants outstanding to purchase, at any time prior to February 5, 2000, 300,000 shares of Common Stock at $2.00 per share.

Registrar and Transfer Agent

         The Registrar and Transfer Agent for the Company's Common Stock is Silver State Registrar, PO Box 17985, Salt Lake City, Utah, 84117, 702/734-1223.

                                     PART II


ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's Common Stock trades in the over-the-counter market on the OTC Bulletin Board. The Company began trading under the symbol "GNNU" on August
15. Prior to that date, the stock was traded under the symbol "BRGB" with only limited and sporadic trading.

         The following table shows all listed trading in the Company's Common Stock from August 15, 1999 through August 25, 1999. Such prices are inter-dealer quotations without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

                                       Volume                  Ask                 Bid
                                      --------               --------            --------
         August 19, 1999                 1,000               $   5.50            $   5.50
         August 20, 1999                47,000               $   6.00            $   5.00
         August 23, 1999               427,000               $   6.75            $   6.00
         August 24, 1999               309,700               $   7.00            $   6.81
         August 25, 1999                82,800               $   7.18            $   6.75

         As of August 15, 1999, there were approximately 50 stockholders of record of the Company's Common Stock.

         The Company has never paid any cash dividends on its Common Stock and anticipates that, for the foreseeable future, no cash dividends will be paid on its Common Stock. Payment of future cash dividends will be determined by the Company's Board of Directors based upon conditions then existing, including the Company's financial condition, capital requirements, cash flow, profitability, business outlook and other factors. In addition, the Company's future credit arrangements may restrict the payment of dividends.

ITEM 2 - LEGAL PROCEEDINGS

         There are no currently pending law suits or similar administrative proceedings to which the Company is a party and, to the best of our knowledge, there is presently no basis for any such suit or proceeding.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Prior to August 1999, the Company's (then known as Bargain Brokers, Inc.) financial statements were audited by David E. Coffey, CPA. In August 1999, following the acquisition of GNI, the Company engaged J.H. Cohn LLP as its independent public accountants. The Company did not consult with any other accounting firm regarding the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of opinion that might be rendered regarding the Company's financial statements, nor did the Company consult with J.H. Cohn LLP with respect to any accounting disagreement or any reportable event, at any time prior to the appointment of such firm.

         Reports issued by Mr. Coffey on the financial statements of Bargain Brokers, Inc. (which are not included herein) did not contain any adverse opinion or disclaimer of opinion and were not qualified as to audit scope or accounting principles, nor were there any material disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

         At the Company's request, Mr. Coffey has furnished the Company with a letter addressed to the Securities and Exchange Commission stating that he agrees with the foregoing statements. This letter is attached as an Exhibit to this Registration Statement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

         The Company has made the following sales of unregistered securities within the last three years:

         In October 1997 the Company (then known as Bargain Brokers, Inc.) sold 2,000,000 shares of its common stock for aggregate consideration of $20,000. The sale of such securities was exempt from registration under the Securities Act of 1933 pursuant to Rule 504 of Regulation D promulgated thereunder.

         In August 1999 the Company (then known as Bargain Brokers, Inc.) issued 27,732,934 shares of its common stock to the stockholders of Global Network, Inc. in exchange for all of the outstanding shares of Global Network, Inc. The issuance of such securities was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof and/or Regulation D promulgated thereunder.

         In August 1999 the Company (then known as Bargain Brokers, Inc.) sold to one investor (i) 100,000 shares of its common stock and (ii) warrants to purchase an additional 400,000 shares of its common stock at a price of $2.00 per share. As of the date of this Registration Statement, warrants with respect to 100,000 of these shares had been exercised for cash consideration of $200,000. The sale of such securities was exempt from registration under the Securities Act of 1933 pursuant to Regulation S promulgated thereunder.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation provide that we shall indemnify our officers, directors, employees and agents against expenses (including judgments, fines and amounts paid for settlement) incurred in connection with actions or proceedings brought against them by reason of their serving or having served as officers, directors or in other capacities. We do not, however, indemnify them in actions in which it is determined that they have not acted in good faith or have acted unlawfully or not in the best interest of the Company. In the case of an action brought by or in the right of the Company, we shall indemnify them only to the extent of expenses actually and reasonably incurred by them in connection with the defense or settlement of these actions and we shall not indemnify them in connection with any matter as to which they have been found to be liable to the Company, unless the deciding court determines that, notwithstanding such liability, that person is fairly entitled to indemnity in light of all the relevant circumstances.

         We do not currently maintain director's and officer's liability insurance.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)




                                    I N D E X
                                    ---------

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     18

CONSOLIDATED BALANCE SHEET
     AUGUST 15, 1999                                                         19

CONSOLIDATED STATEMENT OF OPERATIONS
     PERIOD FROM APRIL 26, 1999 (DATE OF INCEPTION) THROUGH
     AUGUST 15, 1999                                                         20

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     PERIOD FROM APRIL 26, 1999 (DATE OF INCEPTION) THROUGH
     AUGUST 15, 1999                                                         21

CONSOLIDATED STATEMENT OF CASH FLOWS
     PERIOD FROM APRIL 26, 1999 (DATE OF INCEPTION) THROUGH
     AUGUST 15, 1999                                                         22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  23/28



                                      * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Board of Directors
Global Network, Inc.


We have audited the accompanying consolidated balance sheet of GLOBAL NETWORK, INC. AND SUBSIDIARY (a development stage company) as of August 15, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from April 26, 1999 (date of inception) through August 15, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Network, Inc. and Subsidiary as of August 15, 1999, and their results of operations and cash flows for the period from April 26, 1999 (date of inception) through August 15, 1999, in conformity with generally accepted accounting principles.



                                                          J.H. COHN LLP

Roseland, New Jersey
August 25, 1999

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET
                                 AUGUST 15, 1999




                                     ASSETS
                                     ------

Current assets:
     Cash                                                                   $ 297,000
     Prepaid expenses                                                           3,503
     Advances to officers                                                      75,000
                                                                            ---------
              Total                                                         $ 375,503
                                                                            =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities - accounts payable                                      $  36,679
                                                                            ---------

Commitments and contingencies

Stockholders' equity:
     Preferred stock, $.001 par value; 5,000,000 shares authorized;
         none issued                                                               --
     Common stock, $.001 par value; 50,000,000 shares authorized;
         29,499,700 shares issued and outstanding                              31,933
     Additional paid-in capital                                               333,067
     Deficit accumulated in the development stage                             (26,176)
                                                                            ---------
              Total stockholders' equity                                      338,824
                                                                            ---------
              Total                                                         $ 375,503
                                                                            =========



See Notes to Consolidated Financial Statements.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 PERIOD FROM APRIL 26, 1999 (DATE OF INCEPTION)
                             THROUGH AUGUST 15, 1999




General and administrative expenses                          $   26,176
                                                             ----------

Net loss                                                     $  (26,176)
                                                             ==========

Basic net loss per common share                              $       --
                                                             ==========

Basic weighted average common shares outstanding              6,373,874
                                                             ==========














See Notes to Consolidated Financial Statements.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 PERIOD FROM APRIL 26, 1999 (DATE OF INCEPTION)
                             THROUGH AUGUST 15, 1999


                                                                                                            Deficit
                                                                                                          Accumulated
                                                        Common Stock           Stock          Additional     in the
                                                     -------------------    Subscription       Paid-in     Development
                                                     Shares       Amount     Receivable        Capital        Stage       Total
                                                     ------       ------     ----------        -------     -----------    -----
Initial issuance of shares on April 26, 1999
   (as retroactively adjusted to reflect shares
   effectively issued prior to reverse
   acquisition on August 5, 1999)                    27,732,934     $   100   $   (100)

Effects of reverse acquisition                        4,000,000      31,633        100        $(66,733)                 $(35,000)

Sale of units of shares of
   common stock and
   warrants through private
   placement                                            100,000         100                    199,900                   200,000

Exercise of warrants                                    100,000         100                    199,900                   200,000

Cancellation of shares held
   in escrow as a result of exercise of
   warrants                                          (2,433,234)     (2,433)                     2,433

Net loss                                                                                                    $(26,176)    (26,176)
                                                   ------------     -------   ---------       ---------     --------    --------
Balance, August 15, 1999                             29,499,700     $29,500   $      --       $ 335,500     $(26,176)   $338,824
                                                   ============     =======   =========       =========     ========    ========









See Notes to Consolidated Financial Statements.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 PERIOD FROM APRIL 26, 1999 (DATE OF INCEPTION)
                             THROUGH AUGUST 15, 1999



Operating activities:
     Net loss                                                      $ (26,176)
     Adjustments to reconcile net loss to net cash used in
         operating activities:
         Changes in operating assets and liabilities:
              Prepaid expenses                                        (3,503)
              Advances to officers                                   (75,000)
              Accounts payable                                        36,679
                                                                   ---------
                   Net cash used in operating activities             (68,000)
                                                                   ---------

Financing activities:
     Proceeds from sale of units of common stock and warrants        200,000
     Proceeds from exercise of warrants                              200,000
     Payments of costs in connection with reverse acquisition        (35,000)
                                                                   ---------
                   Net cash provided by financing activities         365,000
                                                                   ---------

Increase in cash and cash, end of period                           $ 297,000
                                                                   =========











See Notes to Consolidated Financial Statements.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Organization and business:

         Global Network, Inc. ("Global Nevada") was originally incorporated in August 1996 in Nevada as Bargain Brokers, Inc. to develop operations as a liquidator of closeouts, factory overruns, seconds and insurance salvage goods. However, Global Nevada never generated any significant revenues or expenses in connection with such operations, and it was an inactive "shell company" whose common shares were publicly traded at the time of the exchange of shares described below.

         Global Network, Inc. ("Global New York") was originally incorporated on April 26, 1999 in New York to develop an advertising network of online local newspaper web sites for the purpose of purchasing unused page views on these sites and reselling them to national advertisers. During the period from its inception on April 26, 1999 through August 15, 1999, Global New York did not generate any revenues and, accordingly, it was in the development stage as of August 15, 1999.

         As of August 5, 1999, Global Nevada had, effectively, 4,000,000 shares of common stock outstanding, with a par value of $.001 per share. As of that date, Global Nevada issued 27,732,934 shares of common stock, including 21,732,934 shares subject to cancellation that were placed in escrow (see Note 6), to acquire all of the 27,732,934 shares of common stock, which had no par value, of Global New York that were, effectively, then outstanding (the "Exchange"). As a result of the Exchange, Global New York became a wholly-owned subsidiary of Global Nevada, and Global Nevada had 31,732,934 shares of common stock outstanding, of which 27,732,934 shares, or 87.4%, were owned by the former stockholders of Global New York and 4,000,000 shares, or 12.6%, were owned by the former stockholders of Global Nevada. However, since the former stockholders of Global New York became the owners of a majority of the outstanding common shares of Global Nevada after the Exchange and Global Nevada had no significant operating activities or assets and liabilities prior to the Exchange, the Exchange was treated effective as of August 5, 1999 as a "purchase business combination" and a "reverse acquisition" for accounting purposes in which Global Nevada was the legal acquirer and Global New York was the accounting acquirer; the assets and liabilities of Global New York were recorded at their historical carrying values as of August 5, 1999; and the historical financial statements prior to August 5, 1999 are those of Global New York. Common stock and additional paid-in capital were adjusted as of August 5, 1999 to reflect the $.001 per share par value of the Global Nevada shares. All references to the number of shares of common stock of Global New York as of dates or for periods prior to the Exchange have been restated to reflect the ratio of the number of common shares of Global Nevada effectively exchanged for common shares of Global New York.

         The "Company" as used herein refers to Global New York prior to August 5, 1999 and Global Nevada together with Global New York subsequent to that date. The Company's year-end will be December 31st.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 2 - Summary of accounting policies:

         Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Principles of consolidation:

         The accompanying consolidated financial statements include the accounts of Global Nevada from its acquisition on August 5, 1999 and Global New York, its wholly-owned subsidiary, from its inception on April 26, 1999. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Income taxes:

         Prior to the Exchange on August 5, 1999, Global New York, with the consent of its stockholders, had elected to be treated as an "S" Corporation under the Internal Revenue Code. Accordingly, prior to that date, the Company's losses were allocated to Global New York's stockholders for inclusion in their personal income tax returns and the Company was not required to record any provision or credit for income taxes.

         The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in the deferred tax assets and liabilities.

         Net earnings (loss) per common share:

         The Company presents "basic" earnings (loss) per common share and, if applicable, it will present "diluted" earnings per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share. Generally, basic earnings (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of warrants, were issued during the period.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Summary of accounting policies (concluded):

         Net earnings (loss) per common share (concluded):

         The weighted average number of common shares of 6,373,874 used in the computation of basic net loss per common share for the period from April 26, 1999 (date of inception) through August 15, 1999: (i) includes the effects of the issuance of the 4,000,000 shares of common stock to the owners of Global Nevada as a result of the Exchange and the reverse acquisition by Global New York for the period subsequent to August 5, 1999, the date of the Exchange and (ii) excludes the effects of the 19,299,700 shares of common stock owned by the founders of Global New York that were subject to cancellation and held in escrow as of August 15, 1999 since there is uncertainty as to whether the conditions for the release of the shares from escrow will be met. Those conditions are based on the Company's future earnings and issuances of shares upon the exercise of warrants (see Note 6).

         If the conditions for the release of the shares held in escrow are met in subsequent periods, the Company will restate earnings (loss) per common share previously reported based on a weighted average number of common shares that includes any shares that became noncancellable.

         Since the Company had a loss for the period from April 26, 1999 (date of inception) through August 15, 1999, the assumed effect of the exercise of warrants outstanding at August 15, 1999 would have been anti-dilutive and, therefore, a diluted per share amount has not been presented in the accompanying consolidated statement of operations.


Note 3 - Advances to officers:

         Advances to officers of $75,000 as of August 15, 1999 were noninterest bearing and due on demand.


Note 4 - Rent expense:

         The Company leases its office space on a month-to-month basis. Total rent expense for the period from April 26, 1999 (date of inception) through August 15, 1999 approximated $1,200. One of the stockholders of the Company owns a minority interest in the lessor.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 5 - Income taxes:

         Prior to the Exchange on August 5, 1999, Global New York had elected to be treated as an "S" Corporation under the applicable sections of the Code. The "S" Corporation election terminated as a result of the Exchange.

         The Company had net operating loss carryforwards of approximately $26,000 available to reduce future Federal taxable income as of August 15, 1999. There were no other material temporary differences as of that date. If not used, net operating loss carryforwards as of August 15, 1999 will expire in 2019.

         Deferred tax assets of approximately $9,000 attributable to the potential benefits from the net operating loss carryforwards as of August 15, 1999 were offset by an equivalent valuation allowance due to the uncertainties related to the extent and timing of the Company's future taxable income and, accordingly, the Company did not recognize a credit for income taxes for the period from April 26, 1999 through August 15, 1999.


Note 6 - Stockholders' equity:

         Preferred stock authorized:

         The Company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock, $.001 par value. The preferred stock may be issued in one or more series, with terms and preferences to be determined by the Company's Board of Directors. No shares of preferred stock had been issued as of August 15, 1999.

         Issuances of common stock and warrants:

         The Company's Articles of Incorporation also authorize the issuance of 50,000,000 shares of common stock, $.001 par value.

         On April 26, 1999, a total of 27,732,934 shares of common stock were issued, effectively, to the founders of Global New York for nominal consideration.

         On August 5, 1999: (i) 4,000,000 shares of common stock were issued, effectively, to the owners of Global Nevada as a result of the Exchange and the reverse acquisition by Global New York, (ii) 21,732,934 shares of common stock owned by the founders of Global New York became subject to cancellation and were placed in escrow as further explained below and (iii) the Company sold 100,000 shares of common stock and warrants ("Warrants") to purchase 400,000 shares of common stock, exercisable at $2.00 per share through February 5, 2000, pursuant to a private offering of units for which it received total consideration of $200,000.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 6 - Stockholders' equity (continued):

         Issuances of common stock and warrants (concluded):

         On August 10, 1999, the Company received $200,000 upon the exercise of Warrants for the purchase of 100,000 shares of common stock. As a result of the exercise of those Warrants, a total of 2,433,234 shares of common stock held in escrow were cancelled.

         As a result of the transactions described above, as of August 15, 1999, the Company had 29,499,700 shares of common stock outstanding, including 19,299,700 shares held in escrow, and Warrants outstanding for the purchase of 300,000 shares of common stock.

         Shares of common stock subject to cancellation held in escrow:

         In connection with the Exchange on August 5, 1999, a total of 21,732,934 shares of common stock owned by the founders of Global New York became subject to cancellation and were placed in escrow pursuant to an agreement that expires on August 5, 2002. A total of 12,000,000 and 9,732,934 of the shares placed in escrow were designated as "Earnout Shares" and "Penalty Shares," respectively.

         The 12,000,000 Earnout Shares will be released to the stockholders if the Company has income before income taxes of not less than $1,000,000 during any four consecutive quarters prior to the expiration of the escrow agreement or, as explained below, upon the release of Penalty Shares.

         As explained above, on August 10, 1999, Warrants for the purchase of 100,000 shares with an aggregate exercise price of $200,000 were exercised and, accordingly, 2,433,234 of the Penalty Shares became subject to cancellation by the Company. As of August 15, 1999, the 7,299,700 Penalty Shares remaining in escrow were scheduled to be released to the stockholders as follows:

         o 3,649,850 shares will be released if Warrants with an aggregate exercise price of $300,000 are not exercised on or before October 4, 1999; and

         o 3,649,850 shares will be released if Warrants with an aggregate exercise price of $300,000 are not exercised on or before November 3, 1999.

         If any of the Penalty Shares are required to be released to the stockholders, an equal percentage of Earnout Shares will also be released to such stockholders.

         Earnout Shares and Penalty Shares that are not released to the stockholders shall be returned to the Company for cancellation. If the conditions for the release of all of the Earnout Shares and the remaining Penalty Shares are not met and such shares are cancelled, the stockholders holding those shares would own approximately 57% of the Company.

                       GLOBAL NETWORK, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 6 - Stockholders' equity (concluded):

         Shares of common stock subject to cancellation held in escrow (concluded):

         Stockholders that own shares held in escrow have the right to vote, but do not have the right to sell or otherwise dispose of, such shares.

         At such time as any of the Earnout Shares become noncancellable and are required to be released to the stockholders, the Company will also be required to: (i) recognize a noncash charge to operations equal to the approximate aggregate fair market value of such shares at that time and
         (ii) restate earnings (loss) per common share based on a weighted average number of common shares that includes the shares that became noncancellable.


Note 7 - Commitments:

         The Company has entered into an oral consulting agreement with one of its stockholders whereby the stockholder will provide financial and other consulting services to the Company in exchange for payments of up to approximately $75,000 for such services.

         The Company has also entered into an oral agreement with a company that is a designer and developer of web sites for assistance in the further development of its web site and the creation of proprietary software for the design, distribution and measurement of interactive advertising. One of the stockholders of the Company is the president and chief executive officer of the web site designer and developer.



                                      * * *

                                    PART III

ITEM 1 - INDEX TO EXHIBITS

Exhibits
--------
   3.1        Articles of Incorporation of Global Network, Inc., as amended

   3.2        Bylaws of Global Network, Inc.

   10.1 Agreement and Plan of Reorganization dated as of August 5, 1999 by and among Bargain Brokers, Inc., a Nevada corporation, Global
              Network, Inc., a New York Corporation, and the shareholders of Global Network, Inc.

   10.2       Escrow Agreement dated as of August 5, 1999 by and among James C.
              Mason, as the representative of the former stockholders of Global
              Network, Inc., Charles R. Powell, as the representative of certain of the former controlling stockholders of Bargain Brokers, Inc., and Sidney D. Bluming, P.C., as escrow agent

   10.3 Common Stock Purchase Warrants to purchase up to 400,000 shares of Bargain Brokers, Inc. (now known as Global Network, Inc.) Common
              Stock at a price of up to $800,000

   16.1       Letter Regarding Change in Certifying Accountant

   21.1       List of Subsidiaries

   27         Financial Data Schedule


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               GLOBAL NETWORK INC.
                                               --------------------------------
                                                        (Registrant)


Date:  August 30, 1999                      By:  /s/  JAMES C. MASON
     ---------------------                     --------------------------------
                                                        (Signature)


                                            Its:   President and CEO
                                                -------------------------------